UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

YPF Sociedad Anónima (the “Issuer”)

(Name of Issuer)

Class D Common Shares

Par value 10 pesos per share (the “Class D Shares”)

American Depositary Shares, Each Representing One Class D Share (the “ADSs”)

(Title of Class of Securities)

P9897X131 (Class D Shares); 984245100 (ADSs)

(CUSIP Number)

Grupo Petersen

Cerrito 740, 1o Piso

(C1010AAP) Buenos Aires

Argentina

Attn: Mr. Mauro R. Dacomo

+54 11 55 55 01 03

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attn: Andrés de la Cruz

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 1)

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D	Page 2 of 39

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Petersen Energía, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 58,603,606 (representing 58,603,606 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 58,603,606 (representing 58,603,606 Class D Shares)* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 58,603,606 (representing 58,603,606 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% of the total Class D Shares outstanding (the 58,603,606 ADSs representing 58,603,606 Class D Shares). (See Item 5)
14	TYPE OF REPORTING PERSON CO

* Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D	Page 3 of 39

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Petersen Energía Pty Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Australia
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 58,603,606 (representing 58,603,606 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 58,603,606 (representing 58,603,606 Class D Shares)* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 58,603,606 (representing 58,603,606 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% of the total Class D Shares outstanding (the 58,603,606 ADSs representing 58,603,606 Class D Shares). (See Item 5)
14	TYPE OF REPORTING PERSON HC

* Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D	Page 4 of 39

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Enrique Eskenazi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 98,328,198 (which representing 98,328,198 Class D Shares)* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1% of the total Class D Shares outstanding (the 98,328,198 ADSs representing 98,328,198 Class D Shares). (See Item 5)
14	TYPE OF REPORTING PERSON IN

* Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D	Page 5 of 39

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sebastián Eskenazi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1% of the total Class D Shares outstanding (the 98,328,198 ADSs representing 98,328,198 Class D Shares). (See Item 5)
14	TYPE OF REPORTING PERSON IN

* Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D	Page 6 of 39

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matías Eskenazi Storey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 98,328,198 (which represents 98,328,198 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1% of the total Class D Shares outstanding (the 98,328,198 ADSs representing 98,328,198 Class D Shares). (See Item 5)
14	TYPE OF REPORTING PERSON IN

* Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D	Page 7 of 39

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ezequiel Eskenazi Storey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 98,328,198 (representing 98,328,198 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1% of the total Class D Shares outstanding (the 98,328,198 ADSs representing 98,328,198 Class D Shares). (See Item 5)
14	TYPE OF REPORTING PERSON IN

* Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D	Page 8 of 39

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to Class D Shares par value 10 Argentine pesos per share (the “Class D Shares”) and American Depositary Shares (“ADSs”) of YPF Sociedad Anónima (“YPF” or the “Issuer”), with each ADS representing one Class D Share.

The Issuer has its principal offices at Avenida Pte. R. Sáenz Peña 777, C1035AAC, Ciudad Autónoma de Buenos Aires, Argentina. The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued under a Deposit Agreement dated as of July 1, 1993, as amended, among the Issuer, The Bank of New York, as depositary (the “Depositary”), and the holders and beneficial owners from time to time of ADRs issued thereunder, which are listed on the New York Stock Exchange. The principal executive offices of the Depositary are 101 Barclay Street, 22nd Floor, New York, New York, 10289.

Item 2.	Identity and Background.

This Schedule 13D is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey, Ezequiel Eskenazi Storey, Petersen Energía Pty Ltd. and Petersen Energía, S.A. (collectively, the “Reporting Persons”).

(1) Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey (collectively, the “Eskenazi Family”), each of whom is an Argentine citizen, beneficially own all of the outstanding voting equity securities of Petersen Energía Pty Ltd. (“Petersen PTY”). Petersen PTY, through its direct ownership of 75,280,000 shares of Petersen Energía, S.A. (“Petersen SA”), consisting of all the issued and outstanding equity securities of Petersen SA, controls Petersen SA. As a result, each member of the Eskenazi Family may be deemed to share beneficial ownership of 58,603,606 ADSs or Class D Shares owned directly by Petersen SA and indirectly by Petersen PTY. In addition, the Eskenazi Family holds Options (as defined in Item 4) to purchase from Repsol YPF, S.A., a Spanish corporation (“Repsol”), and certain of Repsol’s affiliates, at any time on or prior to February 21, 2012, additional Class D Shares and ADSs representing up to 10.1% of the outstanding capital stock of the Issuer (as of the time of exercise of such options). Accordingly, each member of the Eskenazi Family may be deemed to share beneficial ownership of all Class D Shares or ADSs subject to such Options.

(2) Petersen PTY is a proprietary company limited by shares organized and duly registered under the laws of the Commonwealth of Australia (“Australia”). Petersen PTY is a holding company whose principal assets consist of all of the outstanding equity interests in Petersen SA.

(3) Petersen SA is a sociedad anónima unipersonal de capital variable organized under the laws of the Kingdom of Spain (“Spain”). Petersen SA is a holding company whose principal asset consists of 58,603,606 ADSs (representing 58,603,606 Class D Shares).

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D	Page 9 of 39

The names, addresses, occupations and citizenship of each of the members of the Eskenazi Family and the executive officers and directors of each of Petersen PTY and Petersen SA are set forth in Schedule I attached hereto.

During the last five years (i) none of the Reporting Persons and (ii) to the knowledge of the Reporting Persons, none of the directors and executive officers of Petersen PTY or Petersen SA, listed on Schedule I, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in response to Item 4, on February 21, 2008, Petersen SA, Repsol and certain of Repsol’s affiliates entered into the Share Purchase Agreement (as defined in Item 4) pursuant to which Repsol sold to Petersen SA, and Petersen SA purchased from Repsol, 58,603,606 ADSs (representing 58,603,606 Class D Shares) (the “Purchased Shares”), representing 14.9% of the total outstanding capital stock of the Issuer. In addition, as described in Item 4, on February 21, 2008, Repsol and certain of its affiliates granted to the Eskenazi Family Options (as defined in Item 4) to purchase from Repsol and such affiliates, at any time on or prior to February 21, 2012, ADSs or Class D Shares representing up to an additional 10.1% of the outstanding capital stock of the Issuer (in each case counting any option, uncapitalized contribution, right to receive YPF shares and any other security or debt convertible or exchangeable into YPF shares and any YPF shares or rights to receive YPF shares derived from capitalizations or reserves, revaluations, capital adjustments and any other contributions, revocable or irrevocable, pending on the exercise date).

The Transaction (as defined in Item 4) was consummated on February 21, 2008. Petersen SA paid Repsol a total consideration of US$2.235 billion for the Purchased Shares (the “Purchase Price”) at the consummation of the Transaction, which is equal to US$38.13758 per ADS (or US$38.13758 per Class D Share).

The Purchase Price and certain costs and expenses incurred in connection with the Transaction (as defined in Item 4) were financed and/or paid by Petersen SA as follows: (i) Petersen SA borrowed US$1,015,000,000 from Repsol pursuant to the terms of a subordinated secured credit agreement (the “Seller Credit Agreement”) (a copy of which is included in Exhibit 99.5 hereto), (ii) Petersen SA borrowed US$1,026,000,000 from a syndicate of international banks pursuant to the terms of a senior secured term loan facility among, inter alia, Petersen SA, Credit Suisse International, Goldman Sachs International Bank, BNP Paribas, Banco Itaú Europa S.A. – Sucursal Financeira Exterior and the Lenders party thereto (such lenders, the “Senior Lenders” and such loan agreement, the “Senior Secured Term Loan Facility”) (a copy of which is included in Exhibit 99.6 hereto) and (iii) Petersen PTY contributed US$110,100,000 to Petersen SA as capital (the “Equity Contribution”). The Equity Contribution was financed in part by Petersen PTY pursuant to the terms of the Petersen PTY Finance Documents (as defined in Item 6) (a copy of which are attached as Exhibits 99.7 to 99.9 hereto). In addition, as part of

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D	Page 10 of 39

the consideration for the Purchased Shares, Petersen SA agreed to assign to Repsol its share of the extraordinary dividend declared by the shareholders’ meeting of the Issuer on February 7, 2008, in an amount equal to Ps.10.76 per Class D Share, to be paid on or after February 29, 2008, pursuant to the terms of an agreement between Petersen SA and Repsol (the “Dividend Agreement”) (a copy of which is included in Exhibit 99.10 hereto). In the event that the U.S. dollar amount of such assigned dividend, resulting from the exchange rate conversion mechanism set forth in the Dividend Agreement, is less than US$201,150,000, the difference will be added to the outstanding principal amount under the Seller Credit Agreement; if the dollar amount of such assigned dividend, when so exchanged into U.S. dollars, is greater than US$201,150,000, the difference will be subtracted from the outstanding principal amount under the Seller Credit Agreement.

The Seller Credit Agreement included as Exhibit 99.5 hereto is incorporated herein by reference. The Senior Secured Term Loan Facility included as Exhibit 99.6 hereto is incorporated herein by reference. The Petersen PTY Finance Documents (as defined in Item 6) included as Exhibits 99.7, 99.8 and 99.9 hereto are incorporated herein by reference. The Dividend Agreement included as Exhibit 99.10 hereto is incorporated herein by reference. Any description of the Seller Credit Agreement, the Senior Secured Term Loan Facility, the Petersen PTY Finance Documents or the Dividend Agreement contained herein is qualified in its entirety by reference to Exhibit 99.5 to Exhibit 99.10, respectively.

Subject to certain terms and conditions contained in the Option Agreements (as defined below) relating to the Options (as defined in Item 4) granted by Repsol and certain of its affiliates to the Eskenazi Family, Repsol and certain of its affiliates have agreed to provide financing of up to 48% of the exercise price required to purchase the Option Shares (as defined in Item 6) under the Option Agreements on terms substantially equivalent to the terms of the Seller Credit Agreement.

Upon exercise of the Options (as defined in Item 4) in respect of Class D Shares and/or ADSs accounting for 0.1% or more of the total outstanding capital stock of YPF, such that the total interest in YPF collectively held by Petersen SA and the Eskenazi Family (directly or through any other affiliate) would equal or exceed 15% of the outstanding capital stock of YPF, the Eskenazi Family, whether through Petersen SA or any other affiliate, will be required under the by-laws of YPF (the “By-laws”) to effect mandatory tender offers in the United States and Argentina in respect of any and all outstanding common shares and ADSs of YPF. Repsol and certain of its affiliates also have agreed to finance or guarantee the financing of up to 100% of the price that Petersen SA, the Eskenazi Family or its affiliates would be required to pay to purchase shares and ADSs from other shareholders through such mandatory tender offers (such commitment, the “Tender Offer Financing Commitment”), subject to certain terms and conditions contained in the Option Agreements (as defined in Item 4). The Tender Offer Financing Commitment is limited to a maximum amount equivalent to the aggregate price necessary to purchase approximately 0.9% of the Issuer’s shares (including shares represented by ADSs) in the aggregate, which is the percentage of outstanding capital stock of YPF not owned by Repsol and certain of its affiliates immediately prior to the Transaction.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D	Page 11 of 39

Item 4.	Purpose of the Transaction.

(a)-(b) On February 21, 2008, the Eskenazi Family entered into several agreements with Repsol and/or certain of its affiliates (the “Transaction”) and in connection with the Transaction: (i) Repsol sold to Petersen SA, and Petersen SA purchased from Repsol, 58,603,606 ADSs (representing 58,603,606 Class D Shares) representing 14.9% of the outstanding capital stock of the Issuer for a Purchase Price of US$2.235 billion pursuant to a share purchase agreement (the “Share Purchase Agreement”); (ii) Repsol and certain of its affiliates granted the Eskenazi Family options to purchase from Repsol and such affiliates, at any time on or prior to February 21, 2012, Class D Shares or ADSs representing up to an additional 10.1% in the aggregate of the outstanding capital stock of the Issuer pursuant to an agreement (the “First Option Agreement”) for the purchase of 0.1% of the outstanding capital stock of the Issuer (the “First Option”) and a separate agreement (the “Second Option Agreement” and, together with the First Option Agreement, the “Option Agreements”) for the purchase of up to 10% of the outstanding capital stock of the Issuer (the “Second Option” and, together with the First Option, the “Options”), in each case at a price per share determined in accordance with the formula described in Item 6 below; (iii) Repsol granted Petersen SA a role in the management of the Issuer, including the right to appoint certain directors and officers of the Issuer, and customary protections for minority shareholders, as described in section (d) below, pursuant to a shareholders’ agreement (the “Shareholders’Agreement”) among Repsol, Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital S.L. and Petersen SA; (iv) Petersen SA entered into the Senior Secured Term Loan Facility, in the principal amount of US$1,026,000,000, the proceeds of which Petersen SA used to pay a portion of the purchase price for the Purchased Shares that serve as collateral for the Senior Secured Term Loan Facility and to pay for certain costs and expenses incurred in connection with the Transaction; (v) Repsol and the Issuer granted the lenders under the Senior Secured Term Loan Facility registration rights with respect to the Purchased Shares (other than the Excluded Shares (as defined in Item 6)) pursuant to a registration rights agreement (the “Registration Rights Agreement”); (vi) Repsol, Petersen SA and the Eskenazi Family entered into a registration rights agreement with respect to the securities subject to the Options (which agreement is expected to be executed and delivered by the Issuer by no later than March 10, 2008) granting to parties that extend financing in connection with the exercise of the Options, if and when such advances are made, registration rights that are substantially equivalent to those set forth in the Registration Rights Agreement (the “Options Registration Rights Agreement”); (vii) Petersen SA entered into the Seller Credit Agreement with Repsol and The Bank of New York, as collateral agent, in the principal amount of US$1,015,000,000, the proceeds of which were used by Petersen SA to pay a portion of the purchase price for the Purchased Shares; (viii) Repsol entered into an agreement with the administrative agent under the Senior Secured Term Loan Facility to make certain specified payments if certain conditions subsequent contained in the Share Purchase Agreement do not occur (the “Direct Agreement”); (ix) Petersen SA, Repsol and the Issuer entered into the Dividend Agreement, as described above in Item 3; and (x) Petersen SA and Repsol entered into an agreement stipulating the consequences of the failure to comply with certain specified obligations under the Shareholders’ Agreement (the “Supplemental Agreement”).

In addition, pursuant to the Shareholders’ Agreement, Repsol and Petersen SA have agreed that after the consummation of the Transaction, Repsol may sell capital stock of the Issuer held by it and/or certain of its affiliates in a public offering.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D	Page 12 of 39

A copy of the Share Purchase Agreement is included as Exhibit 99.1 hereto and is incorporated herein by reference. A copy of the First Option Agreement is included as Exhibit 99.2 hereto and is incorporated herein by reference. A copy of the Second Option Agreement is included as Exhibit 99.3 hereto and is incorporated herein by reference. A copy of the Shareholders’ Agreement is included as Exhibit 99.4 hereto and is incorporated herein by reference. A copy of the Registration Rights Agreement is included as Exhibit 99.11 hereto and is incorporated herein by reference. A copy of the Direct Agreement is included as Exhibit 99.12 hereto and is incorporated herein by reference. A copy of the Supplemental Agreement is included as Exhibit 99.13 hereto and is incorporated herein by reference. A copy of the Options Registration Rights Agreement is included as Exhibit 99.14 hereto and is incorporated herein by reference. Any description of the Transaction or any of the above-mentioned agreements contained herein is qualified in its entirety by reference to the agreements attached as Exhibits 99.1 to 99.17 hereto.

Upon exercise of the Options in respect of Class D Shares and/or ADSs accounting for 0.1% or more of the total outstanding capital stock of YPF, such that the total interest in YPF collectively held by Petersen SA and the Eskenazi Family (directly or through any other affiliate) would equal or exceed 15% of the outstanding capital stock of YPF, the Eskenazi Family, whether through Petersen SA or any other affiliate, will be required under the By-laws of YPF to effect mandatory tender offers in the United States and Argentina in respect of any and all outstanding common shares and ADSs of YPF at a price per ADS and per share equal to the Option Price (as defined in Item 6) (the “Offer Price”) (such mandatory tender offers, the “Offers”). Pursuant to the Option Agreements (and in addition to the terms and conditions of the Shareholders’ Agreement), Repsol has agreed not to tender into the Offers any shares or ADSs of the Issuer held by it and/or certain of its affiliates. The purpose of the Offers, if launched and consummated, is to comply with the By-laws, which provide that any person intending to acquire control of 15% or more of the outstanding capital stock of YPF must make an offer for all remaining shares and ADSs of YPF.

(c) Not applicable.

(d) Pursuant to the Shareholders’ Agreement, Repsol and certain of its affiliates have agreed that, following the consummation of the Transaction, the composition of the Issuer’s Board of Directors (the “Board”) will reflect a proportional representation of Repsol’s and Petersen SA’s interests in the outstanding capital stock of the Issuer, with (i) Repsol retaining the right to appoint the majority of members of the Board for so long as it holds the majority of the Issuer’s outstanding capital stock and (ii) Petersen SA having the right to appoint at least five members of the Board (or three members in the event its interest in the Issuer decreases to 10% of the Issuer’s outstanding capital stock, excluding certain dilution events in respect of capital increases). In particular, pursuant to the Shareholders’ Agreement, Repsol (and certain of its affiliates) and Petersen SA also agreed that Mr. Antonio Brufau will remain the Chairman of the Board, Mr. Sebastián Eskenazi will serve as the Chief Executive Officer of the Issuer, Mr. Antonio Gomis, a representative designated by Repsol, will serve as the Issuer’s Chief Operating Officer and Mr. Enrique Eskenazi will serve as a Director of the Issuer and will also serve as a Non-Executive Vice President of the Board. It is anticipated that Mr. Sebastián Eskenazi and Mr. Enrique Eskenazi will be nominated to the Board at a shareholders’s meeting convened for March 7, 2008, and that the Board will appoint Mr. Sebastián Eskenazi Chief Executive Officer

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of YPF thereafter. When Mr. Enrique Eskenazi ceases to hold the position of Director of the Issuer, such non-executive vice presidency will remain vacant. Because Repsol has agreed pursuant to the Shareholders’ Agreement not to tender into the Offers shares or ADSs of the Issuer held by it and/or certain of its affiliates, if the First Option and Second Option were exercised and the Offers were consummated, it is not expected that Petersen SA could acquire a number of Class D Shares and ADSs that represents more than 26% of the total outstanding capital stock of YPF.

Pursuant to the terms of the Shareholders’ Agreement, Repsol (and certain of its affiliates) and Petersen SA are obligated to discuss and attempt to reach agreement on how to vote on proposals presented at shareholders’ meetings involving certain matters (referred to as “special matters”), including, without limitation, capital increases in excess of Ps.250,000,000, granting or issuance of options or convertible obligations, amendments to the By-laws, reductions in the Issuer’s capital (except as legally required), the merger of the Issuer or any of its subsidiaries (except in the case of mergers between certain subsidiaries) and the divestiture of certain of the Issuer’s subsidiaries and of certain assets. In the event that Repsol (and certain of its affiliates) and Petersen SA cannot reach an agreement on any of these “special matters,” they both must vote against such matters.

(e) Repsol (and certain of its affiliates) and Petersen SA agreed pursuant to the Shareholders’ Agreement that the Issuer’s dividend policy should be to distribute 90% of the Issuer’s profits as dividends each year. The Shareholders’ Agreement further provides that Repsol and Petersen SA will vote in favor of resolutions needed to distribute an extraordinary dividend of US$850,000,000, of which 25% will be paid during the first six months of 2008, 25% will be paid during the last six months of 2008, 25% will be paid during the first six months of 2009 and 25% will be paid during the last six months of 2009.

(f) The Reporting Persons do not intend to make any material changes to YPF’s business or corporate structure other than as otherwise discussed herein.

(g) An amendment to the By-laws to increase the number of Board members and permit the proportional representation discussed in Item 4(d) above is expected to be voted upon at a shareholders’ meeting convened for March 7, 2008.

(h)-(i) Petersen SA expects that YPF will maintain the listing of the ADSs on the New York Stock Exchange and registration under the Exchange Act. In addition, the termination of the registration of the ADSs (and Class D Shares) with the SEC is a “special matter” in respect of which, as described in Item 4(d) above, Repsol and Petersen SA have agreed to take the necessary actions (as specified in the Shareholders’ Agreement) so that such deregistration is not adopted by the Board without the prior consent and agreement by both of Repsol (and certain of its affiliates) and Petersen SA. Furthermore, Petersen SA and Repsol (and certain of its affiliates) agreed, pursuant to the Shareholders’ Agreement, that Repsol (and certain of its affiliates) may engage in a public secondary offering of the capital stock of YPF following consummation of the Transaction. Petersen SA has no reason to believe that there is a significant likelihood that the ADSs (and Class D Shares) would be delisted or that YPF would deregister the ADSs.

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(j) Not applicable.

Except as set forth in this statement or the exhibits hereto, none of the Reporting Persons currently has any other plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, the Reporting Persons reserve the right to formulate such plans or proposals regarding the Issuer, and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As a result of the Transaction, each of the Reporting Persons beneficially owns, directly or indirectly, 58,603,606 ADSs (representing 58,603,606 Class D Shares). In addition, the Eskenazi Family may, based on the terms of the Option Agreements described in Item 4(a)-(b) above, be deemed to beneficially own up to 39,724,592 ADSs (representing 39,724,592 Class D Shares) that are held by Repsol and certain of its affiliates. According to the annual report on Form 20-F filed by YPF on June 27, 2007 (the “20-F”), there were 391,825,701 Class D Shares outstanding as of December 31, 2006, and a total of 393,312,793 shares of all classes of capital stock of YPF outstanding. The maximum amount of Class D Shares or ADSs that may be purchased upon the exercise of the First Option, based on 393,312,793 shares of all classes of capital stock of YPF outstanding, is approximately 393,313 Class D Shares or 393,313 ADSs (representing 393,313 Class D Shares). The maximum amount of Class D Shares or ADSs that may be purchased upon the exercise of the Second Option, based on 393,312,793 shares of all classes of capital stock of YPF outstanding, is approximately 39,331,279 Class D Shares or 39,331,279 ADSs (representing 39,331,279 Class D Shares). Therefore, the Eskenazi Family may, due to the Transaction and the terms of the Option Agreements, be deemed to beneficially own as of the date hereof a total of 98,328,198 ADSs (representing 98,328,198 Class D Shares), which is approximately 25.0% of the total capital stock of YPF outstanding and approximately 25.1% of the issued and outstanding Class D Shares of the Issuer (the percentage of Class D Shares owned being based upon 391,825,701 Class D Shares outstanding as of December 31, 2006, as set forth in the 20-F).

Petersen SA and Petersen PTY may be deemed to have shared power to vote or to direct the vote of up to 58,603,606 of the Class D Shares. The Eskenazi Family may be deemed to have shared power to vote or to direct the vote of up to 98,328,198 of the Class D Shares.

(c) Except as described in this Schedule 13D, no shares or ADSs of the Issuer are beneficially owned, and there have been no transactions in the shares or ADSs of the Issuer during the past 60 days, in each case (i) by any Reporting Person, or (ii) to the knowledge of Petersen SA, Petersen PTY or the Eskenazi Family, by the directors and executive officers of Petersen PTY or Petersen SA listed on Schedule I.

(d) As discussed in Item 3, Petersen SA assigned to Repsol its right to receive its share of the extraordinary dividend declared by the shareholders’ meeting of YPF on February 7, 2008, to be paid on or after February 29, 2008, pursuant to the terms of the Dividend Agreement.

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(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

The information set forth under Items 3, 4, and 5 and in Exhibits 99.1 to 99.17 attached hereto is incorporated herein by reference.

Share Purchase Agreement

Under the terms of the Share Purchase Agreement, Petersen SA purchased from Repsol, and Repsol sold to Petersen SA, 58,603,606 ADSs (representing 58,603,606 Class D Shares), representing 14.9% of the outstanding capital stock of the Issuer for a total Purchase Price of US $2.235 billion, or US$38.13758 per ADS.

The Transaction remains subject to the post-closing approval by the Argentine antitrust authority. If such approval is not obtained within 12 months from the date of the Share Purchase Agreement, the Share Purchase Agreement will be terminated in accordance with the terms set forth therein.

Each of the parties to the Share Purchase Agreement agrees to indemnify the other parties to the Share Purchase Agreement for any damages or losses resulting from any misrepresentation, breach or default of any provision under the Share Purchase Agreement, subject to a maximum total liability equal to the Purchase Price; provided that the total liability with respect to certain representations made by Repsol regarding the 20-F shall not exceed 10% of the Purchase Price, except in cases of fraud or other similar acts. In addition to the terms and conditions described above, the Share Purchase Agreement contains certain other customary provisions.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Share Purchase Agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Shareholders’ Agreement

Voting at Shareholders’ Meetings

Repsol (and certain of its affiliates) and Petersen SA are obligated to discuss and attempt to reach agreement on how to vote on proposals presented at shareholders’ meetings involving certain “special matters,” including, without limitation, capital increases in excess of Ps.250,000,000, granting or issuance of options or convertible obligations, amendments to the By-laws, reductions in the Issuer’s capital (except as legally required), the merger of the Issuer or any of its subsidiaries (except in the case of mergers between certain subsidiaries) and the divestiture of certain of the Issuer’s subsidiaries and of certain assets. In the event that Repsol (and certain of its affiliates) and Petersen SA cannot reach an agreement on any of these “special matters,” they both must vote against such matters.

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Composition of the Issuer’s Board of Directors

The composition of the Board shall reflect a proportional representation of Repsol’s and Petersen SA’s interests in the outstanding capital stock of the Issuer, with (i) Repsol retaining the right to appoint the majority of the members of the Board for so long as it holds the majority of the Issuer’s outstanding capital stock and (ii) Petersen SA having the right to appoint at least five members of the Board (or three members in the case that its interest in the Issuer decreases to 10% of the Issuer’s outstanding capital stock, excluding certain dilution events in respect of capital increases).

Appointment of Directors and Officers and Certain Board Decisions

Repsol (and certain of its affiliates) and Petersen SA also agreed that Mr. Antonio Brufau will remain as the Chairman of the Board, Mr. Sebastián Eskenazi will serve as the Chief Executive Officer of the Issuer, Mr. Antonio Gomis, a representative designated by Repsol, will serve as the Issuer’s Chief Operating Officer and Mr. Enrique Eskenazi will serve as a Director of the Issuer and will also serve as a Non-Executive Vice President of the Board. When Mr. Enrique Eskenazi ceases to hold the position of Director of the Issuer, such non-executive vice presidency will remain vacant.

Certain decisions by the Board set forth in the Shareholders’ Agreement will require the affirmative vote of each of Repsol and Petersen SA, including without limitation, any action that results in the reduction of the Issuer’s direct or indirect interest in certain subsidiaries, a request for the declaration of insolvency or bankruptcy or, while the Senior Secured Term Loan Facility is in effect, deregistration with the Securities and Exchange Commission (the “SEC”) or with the Buenos Aires Stock Exchange or other applicable bodies. In the event that Repsol and Petersen SA cannot reach an agreement on any of these certain specific decisions, they have agreed to instruct the directors appointed by each of them to vote against such decisions.

Lock-Ups and Transfer Restrictions

Petersen SA has agreed not to sell any of the shares of the Issuer held by it for a period of five years, subject to certain exceptions, including the condition that if Repsol ceases to hold at least a 35% interest in the Issuer, the five-year lock-up period is terminated. If the Issuer’s dividend payments are insufficient for Petersen SA to meet its obligations under the Senior Secured Term Loan Facility, or if Petersen SA repays the Senior Secured Term Loan Facility in full, Petersen SA may sell shares of the Issuer, subject to certain limitations. Once Petersen SA is no longer subject to the lock-up: (i) Petersen SA may transfer its shares without limitation, (ii) as long as Petersen SA maintains a minimum interest in the Issuer of between 10% and 15% (depending on whether and to what extent the members of the Eskenazi Family have exercised the Options and excluding certain dilution events in respect of capital increases), Repsol must maintain an interest that, combined with Petersen SA’s holdings, amounts to 40% of the Issuer’s outstanding capital stock, and (iii) while Petersen SA’s interest in the Issuer equals or exceeds the minimum amounts described in the preceding clause (ii), Repsol may only transfer its interest to an amount that, combined with Petersen SA’s holdings, is below 40% of the Issuer’s outstanding capital stock, if the purchaser is a first-tier company in the oil and gas industry and agrees to be bound by the terms of the Shareholders’ Agreement.

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Repsol and certain of its affiliates agree to hold at least 50.01% of the Issuer’s outstanding capital stock (excluding from the calculation of such percentage any of the shares subject to the Option Agreements) for a period of five years, unless Petersen SA prepays the Senior Secured Term Loan Facility in full. Once the Senior Secured Term Loan Facility has been repaid, Repsol agrees to hold a minimum of 35% of the Issuer’s outstanding capital stock, subject to certain exceptions.

Tag-Along Rights, Right to Participate in Public Offering and Right of First Refusal

Provided that Petersen SA has repaid the Senior Secured Term Loan Facility in full, (i) if Repsol (and certain of its affiliates) sell more than 5% of the outstanding capital stock of the Issuer to any third party (in one or more transactions), Petersen SA will have a pro rata tag-along right with respect to such sale by Repsol and its affiliates and (ii) Petersen SA has a right to participate, on a pro rata basis, in any public offering of the Issuer’s capital stock held by Repsol and certain of its affiliates.

Additionally, if either Repsol (and certain of its affiliates) or Petersen SA sells a block of the Issuer’s shares representing more than 10% of the Issuer’s outstanding capital stock, the other party will have a right of first refusal to purchase such shares, subject to certain terms and conditions set forth in the Shareholders’ Agreement.

Acquisition of Certain of Repsol’s Latin American Assets

Repsol (and certain of its affiliates) and Petersen SA agree to allow the Issuer to evaluate the possible acquisition by it, at market price, of certain of Repsol’s Latin American assets in order to expand and diversify the Issuer’s business, provided that these acquisitions, if undertaken, should be undertaken with the goal of increasing the Issuer’s net profits and dividends.

Dividends

Repsol (and certain of its affiliates) and Petersen SA agree that the Issuer’s dividend policy should be to distribute 90% of the Issuer’s profits as dividends each year. The Shareholders’ Agreement further provides that Repsol and Petersen SA will vote in favor of resolutions needed to distribute an extraordinary dividend of US$850,000,000, of which 25% will be paid during the first six months of 2008, 25% will be paid during the last six months of 2008, 25% will be paid during the first six months of 2009 and 25% will be paid during the last six months of 2009.

Public Offering by Petersen SA

Repsol (and certain of its affiliates) agree not to participate in the Offers for the Issuer’s shares and ADSs that Petersen SA, the Eskenazi Family or its affiliates may be required to make as a result of Petersen SA’s acquisition of more than 15% of the Issuer’s outstanding capital stock.

Duration and Termination

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The Shareholders’ Agreement shall remain in effect during the existence of the Issuer, but is subject to immediate termination if Repsol’s interest in the Issuer falls below 12.5%, or if Petersen SA’s direct or indirect interest in the Issuer falls below 10%. The Shareholders’ Agreement is also subject to termination if within thirty days of the bankruptcy of either party the bankrupt party cannot provide a sufficient guarantee to the other party in respect of its obligations under the Shareholders’ Agreement.

The foregoing description of the Shareholders’ Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Shareholders’ Agreement, which is attached hereto as Exhibit 99.4 and is incorporated by reference herein.

Option Agreements

Under the terms of the Options, Repsol and certain of its affiliates granted to the members of the Eskenazi Family the right to purchase from Repsol and such affiliates during the four-year period after the date of the Transaction, free of charges, liens and third-party rights, the number of Class D Shares and/or ADSs (the “Option Shares”) necessary for the Eskenazi Family (or any affiliate assignee) to acquire up to 10.1% of the outstanding capital stock of the Issuer in addition to the 14.9% acquired pursuant to the Share Purchase Agreement, subject to certain terms and conditions set forth in the Option Agreements. The exercise price to purchase the Option Shares is determined in accordance with the following formula: (i) US$15 billion multiplied by the consumer price index from the date of the Option Agreements to the exercise date, as published monthly by the United States Bureau of Labor Statistics, (ii) plus or minus the accumulated results of the Issuer from the date of the Options to the exercise date, which is determined based on financial statements for each fiscal year ended after the date of the Options (with certain adjustments made for taxes paid), (iii) minus dividends, (iv) plus or minus any changes in capital, which are defined as contributions in cash or in kind by partners or third parties to increase the Issuer’s capital or disbursements made by the Issuer to shareholders due to decreases in the Issuer’s capital, (v) divided by the number of YPF shares outstanding (such price per share, the “Option Price”). The Eskenazi Family agreed that, if they exercise the Second Option Agreement, they will not transfer for a period of five years from the date of the Second Option Agreement the 10% of outstanding capital stock of the Issuer that is subject to the Second Option Agreement, but have not made such an agreement as to the 0.1% of the outstanding capital stock of the Issuer that is subject to the First Option Agreement.

The Eskenazi Family may not assign their rights and obligations under the Option Agreements without the prior written consent of Repsol and certain of its affiliates. Notwithstanding the foregoing, Repsol and its affiliates have agreed not to withhold their consent to (i) any assignment of the Options in whole or in part to any company that is ultimately wholly-owned by the Eskenazi Family and/or any member of the Eskenazi Family and (ii) any assignment of the economic benefits of the Options, but not the obligations of the Eskenazi Family under the Option Agreements, to any person as guarantee for the performance of any financial obligations undertaken in connection with the purchase of the Option Shares.

The Eskenazi Family or its assignees may only exercise their rights to purchase Class D Shares and/or ADSs pursuant to the First Option Agreement on one occasion and with respect to all of the Class D Shares and/or ADSs subject to such First Option Agreement. With

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respect to the Second Option Agreement, the Eskenazi Family or its assignees may exercise their rights to purchase Class D Shares and/or ADSs on one or more occasions during the exercise period of such Second Option Agreement. The Option Agreements also contain other customary terms and conditions, including certain representations, warranties and indemnities.

The foregoing description of the Option Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Option Agreements, which are attached hereto as Exhibits 99.2 and 99.3 and are incorporated by reference herein.

Registration Rights Agreement

Under the terms of the Registration Rights Agreement, the Issuer and Repsol, as a shareholder of the Issuer, have agreed to file a resale shelf registration statement under the Securities Act of 1933, as amended, with respect to the Purchased Shares (excluding any Purchased Shares pledged to Repsol under the Seller Credit Agreement (any such excluded Purchased Shares, the “Excluded Shares”)) and the Option Shares, and make commercially reasonable efforts to have such registration statement declared effective by the staff of the SEC, and keep it continuously effective until certain specified conditions have been met. On February 20, 2008, the Issuer filed such resale shelf registration statement on Form F-3 with the SEC. Upon an acceleration of the Senior Secured Term Loan Facility following an occurrence and during the continuation of an event of default under the Senior Secured Term Loan Facility (a “Collateral Trigger Event”), Credit Suisse, London Branch, as administrative agent, acting on behalf the holders of the Purchased Shares and in connection with a foreclosure by the collateral agent upon the Purchased Shares granted as collateral for the Senior Secured Term Loan Facility, may sell such Purchased Shares under the resale shelf registration statement after giving notice to the Issuer; provided that the Issuer has the right to suspend the use of the resale shelf registration statement upon the occurrence of certain specified events in accordance with the terms of the Registration Rights Agreement. The Purchased Shares and the associated registration rights may be transferred by any holder of such Purchased Shares (subject to the terms of the Secured Term Loan Facility). In the event that the Issuer fails to keep a continuously effective resale shelf registration statement and a Collateral Trigger Event occurs and continues to occur, the Issuer is required to pay certain specified damages to HSBC Bank plc, as collateral agent, for the benefit of the holders of the Purchased Shares. The Issuer has agreed to indemnify the holders of the Purchased Shares and certain of their affiliates for any losses that they incur arising out of or based on an untrue or an alleged untrue statement of a material fact or an omission or an alleged omission of a material fact in the resale shelf registration statement or prospectus, subject to certain specified exceptions. In connection with information provided to the Issuer by a holder of the Purchased Shares, such holder has agreed to indemnify the Issuer and its affiliates for any losses that they incur arising out of or based on an untrue or an alleged untrue statement of a material fact or an omission or an alleged omission of a material fact in the resale shelf registration statement or prospectus, but only to the extent that the untrue statement or omission or alleged untrue statement or omission is based on information furnished in writing to the Issuer by such holder of the Purchased Shares.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration

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Rights Agreement, which is attached hereto as Exhibit 99.11 and is incorporated by reference herein.

Options Registration Rights Agreement

Repsol, Petersen SA and the Eskenazi Family entered into a separate registration rights agreement which, upon the exercise of either of the Options, will grant registration rights with respect to the Option Shares to the lenders that finance the exercise of the Options, if and when the Options are exercised and such lenders make any such advances. The terms of the Options Registration Rights Agreement are substantially equivalent to the terms of the Registration Rights Agreement. The Issuer is expected to execute and deliver the Options Registration Rights Agreement no later than March 10, 2008.

The foregoing description of the Options Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Options Registration Rights Agreement, which is attached as Exhibit 99.14 and is incorporated by reference herein.

Senior Secured Term Loan Facility

Pursuant to the Senior Secured Term Loan Facility, the Senior Lenders advanced to Petersen SA US$1,026,000,000, which amount Petersen SA applied to pay a portion of the purchase price for the Purchased Shares and to pay for certain costs and expenses incurred in connection with the Transaction. The Senior Secured Term Loan Facility is secured by, among other things, a first-priority lien on (i) the Purchased Shares, except for any Excluded Shares, (ii) all dividends and distributions (in kind or otherwise) in respect of the Purchased Shares (except in respect of the Excluded Shares, in which case the pledge in favor of the Senior Lenders is limited to cash dividends and cash distrutions in respect of such Excluded Shares), (iii) Petersen PTY’s equity interest in Petersen SA and (iv) substantially all other assets of Petersen SA.

The Senior Secured Term Loan Facility matures on May 15, 2012, or the immediately preceding business day if such date is not a business day. Principal payments are required to be made at certain periodic intervals commencing on May 15, 2008 until the maturity date. The Senior Secured Term Loan Facility bears an interest rate per annum equal to the LIBO Rate (as defined in the Senior Secured Term Loan Facility) plus a margin of 5.65% per annum. During the continuance of a payment default under the Senior Secured Term Loan Facility, an additional interest rate applies. The Senior Secured Term Loan Facility also contains other customary terms and conditions.

The foregoing description of the Senior Secured Term Loan Facility does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Senior Secured Term Loan Facility, which is attached hereto as Exhibit 99.6 and is incorporated by reference herein.

Seller Credit Agreement

Pursuant to the Seller Credit Agreement, Repsol advanced to Petersen SA US$1,015,000,000, subject to adjustments pursuant to the terms of the Dividend Agreement (as

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explained in more detail below), which amount Petersen SA applied to pay a portion of the purchase price for the Purchased Shares. Cash was not disbursed to Petersen SA in connection with the Seller Credit Agreement. The Seller Credit Agreement is subordinated to the Senior Secured Term Loan Facility and secured by the Purchased Shares only to the extent such Purchased Shares are not subject to a lien in favor of the lenders under the Senior Secured Term Loan Facility, in accordance with the terms of the Intercreditor Agreement (as described below).

The Seller Credit Agreement matures on February 21, 2018, or the immediately preceding business day if such date is not a business day. Principal payments are required to be made at certain periodic intervals commencing in 2013 until the maturity date. The Seller Credit Agreement bears an interest rate per annum equal to 8.12% at any time prior to and including May 15, 2013 and thereafter at a rate equal to 7.0% per annum. During the continuance of a payment default under the Seller Credit Agreement, an additional interest rate applies. The Seller Credit Agreement also contains other customary terms and conditions.

The foregoing description of the Seller Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Seller Credit Agreement, which is attached hereto as Exhibit 99.5 and is incorporated by reference herein.

Petersen PTY Finance Documents

In connection with its Equity Contribution to Petersen SA, Petersen PTY entered into certain financing arrangements with the Eskenazi Family (and certain of its affiliates) and Chervil Capital Invest Ltd. (“Chervil”), an affiliate of Credit Suisse (“CS Switzerland”). Pursuant to such financing arrangements, (i) Chervil made a loan to Petersen PTY in an aggregate principal amount of US$71,500,000, which loan amortizes during its six-year term and accrues interest on a semi-annual basis (the “Chervil Loan Agreement”), (ii) as security for the payment obligations of Petersen PTY under such Chervil Loan Agreement, Petersen PTY and each of Matias Eskenazi, Enrique Eskenazi, Sebastian Eskenazi and Hazel Sylvia de Eskenazi (as joint account holder with Enrique Eskenazi) pledged for the benefit of Chervil all of their assets, securities and investments that at present or in the future are held with CS Switzerland, or with any agent of CS Switzerland, for the respective accounts of such pledgors pursuant to the terms of certain general deeds of pledge entered into by each pledgor for the benefit of Chervil (the “General Deeds of Pledge”) and (iii) each of the members of the Eskenazi Family, Petersen Inversiones S.A. (“PISA”), Petersen Thiele y Cruz S.A. (“Petersen Thiele”) and Mantenimientos y Servicios S.A. (“MyS”) made separate loans to Petersen PTY in an aggregate principal amount of US$35,528,000 pursuant to the terms of loan agreements entered into between Petersen PTY and each of PISA (US$10,005,000), MyS (US$4,525,000), Petersen Thiele (US$9,770,000) and each of the members of the Eskenazi Family (collectively, US$11,228,000) (such loan agreements, the “Petersen PTY Loan Agreements” and together with the Chervil Loan Agreement and the General Deeds of Pledge, the “Petersen PTY Finance Documents”). Each of PISA, Petersen Thiele and MyS are affiliates of Petersen PTY and the Eskenazi Family, and each of the Petersen PTY Loan Agreements, which have a 5-year term and a bullet maturity, have substantially equivalent terms and conditions. In addition to the financing arrangements described above, Petersen PTY received from the Eskenazi Family capital contributions in the aggregate amount of US$3,072,000, the proceeds of which were used by Petersen PTY to fund the remainder of the Equity Contribution.

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The foregoing description of the Petersen PTY Finance Documents does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Petersen PTY Finance Documents, which are attached hereto as Exhibits 99.7, 99.8 and 99.9 and are incorporated by reference herein.

Direct Agreement

Under the Direct Agreement, Repsol agrees to pay the administrative agent under the Senior Secured Term Loan Facility an amount equal to the principal, interest and other amounts payable by Petersen SA under the Senior Secured Term Loan Facility if the antitrust approval required under the Share Purchase Agreement is not obtained within 12 months after the date of the Share Purchase Agreement or if conditions are placed on such antitrust approval by the relevant antitrust authorities and, subject to the terms and conditions of the Share Purchase Agreement, either of Repsol or Petersen SA determines that such conditions may have a material adverse impact on such party and such party invokes such conditions as a “Condición Resulatoria” under the Share Purchase Agreement. The Direct Agreement terminates at the earlier of the date on which such antitrust approval is received or upon payment by Repsol of the amount due under the Direct Agreement. The Direct Agreement contains other terms and conditions not summarized herein.

The foregoing description of the Direct Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Direct Agreement, which is attached hereto as Exhibit 99.12 and is incorporated by reference herein.

Dividend Agreement

Under the terms of the Dividend Agreement, Petersen SA and Repsol agreed that Repsol shall have all rights to receive dividends to be distributed by the Issuer in respect of the fiscal year ended December 31, 2006, which dividends Petersen SA has the right to receive as holder of the Purchased Shares. In the event that the dollar amount of such assigned dividend, which amounts to Ps.630,574,801, when exchanged into U.S. dollars in accordance with the exchange rate conversion mechanism set forth in the Dividend Agreement, is less than US$201,150,000, the difference will be added to the outstanding principal amount under the Seller Credit Agreement; if the dollar amount of such assigned dividend, when so exchanged into U.S. dollars, is greater than US$201,150,000, the difference will be subtracted from the outstanding principal amount under the Seller Credit Agreement.

The foregoing description of the Dividend Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Dividend Agreement, which is attached hereto as Exhibit 99.10 and is incorporated by reference herein.

Supplemental Agreement

Under the terms of the Supplemental Agreement, Repsol is subject to the obligations explained below if before the fifth anniversary of February 21, 2008 any of the following events or circumstances occur, (A) Repsol does not maintain, directly or indirectly, at least 50.01% of the outstanding capital stock of the Issuer (without taking into consideration the

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outstanding capital stock of the Issuer that is subject to the Options), excluding certain transfers permitted under the Shareholders’ Agreement, or (B) Repsol does not take such corporate acts as are necessary for the Issuer to (i) approve the distribution of 90% of the Issuer’s profits for any given fiscal year as dividends, (ii) pay such dividends in two installments each year, or (iii) pay an extraordinary dividend of US$850,000,000, to be paid 50% in 2008 and 50% in 2009.

If, following the occurrence of any of the events and circumstances described above, the Senior Secured Term Loan Facility has been declared due and payable or the collateral agent takes steps to enforce its rights on the collateral, Repsol must acquire the debt under the Senior Secured Term Loan Facility from the Senior Lenders. If the Senior Secured Term Loan Facility has not been declared due and payable, Repsol must pay the full amount due under the Senior Secured Term Loan Facility to the Senior Lenders. In addition, Repsol must release all of the liens and encumbrances to which the Purchased Shares are subject, acquire all outstanding capital stock of the Issuer from Petersen SA and pay the termination fee to the Eskenazi Family (or any of their permitted assignees) under the Option Agreements. Similar obligations will apply with respect to any Option Shares purchased by the Eskenazi Family (or any of its affiliates) and any debt incurred by any such entities in connection with the acquisition of such Option Shares.

The foregoing description of the Supplemental Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Supplemental Agreement, which is attached hereto as Exhibit 99.13 and is incorporated by reference herein.

Other Agreements

Pursuant to a letter agreement dated as of February 21, 2008, Repsol and Petersen PTY have agreed to indemnify the Issuer to the full extent permitted by law for certain specified indemnity payments the Issuer may be required to make under the Registration Rights Agreement (except for certain indemnity payments resulting from a material misstatement or omission of fact contained in the resale shelf registration statement or prospectus the Issuer is required to file under the Registration Rights Agreement). This letter agreement is attached hereto as Exhibit 99.15 and is incorporated by reference herein.

Repsol has sent a letter to the Issuer requesting that the Issuer take certain actions in relation to Petersen SA’s acquisition of the Purchased Shares, including executing the Registration Rights Agreement, maintaining the effectiveness of a resale shelf registration statement for the Purchased Shares (excluding the Excluded Shares) and the Option Shares and executing other documents that may be required in connection with Petersen SA’s acquisition of the Purchased Shares. Repsol has agreed to reimburse the Issuer for any expenses, charges and/or attorney fees incurred in connection with the foregoing. This letter is attached hereto as Exhibit 99.16 and is incorporated by reference herein.

Repsol has also entered into an Intercreditor Agreement with the Senior Lenders, Petersen SA and Petersen PTY, pursuant to which Repsol agreed, among other things, that the Seller Credit Agreement will be subordinated to the Senior Secured Term Loan Facility, subject to the terms and conditions contained therein. The Intercreditor Agreement is attached hereto as Exhibit 99.17 and is incorporated by reference herein.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D	Page 24 of 39

The foregoing descriptions do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the relevant agreement or document, each of which is attached hereto as the above-referenced Exhibit and is incorporated by reference herein.

To the knowledge of the Reporting Persons there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D	Page 25 of 39

Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

99.1	Share Purchase Agreement, dated February 21, 2008
99.2	First Share Purchase and Sale Option Agreement, dated February 21, 2008
99.3	Second Share Purchase and Sale Option Agreement, dated February 21, 2008
99.4	Shareholders’ Agreement, dated February 21, 2008
99.5	Seller Credit Agreement
99.6	Senior Secured Term Loan Facility
99.7	Chervil Loan Agreement
99.8	General Deeds of Pledge
99.9	Petersen PTY Loan Agreements
99.10	Assignment of Dividend Rights Agreement, dated February 21, 2008
99.11	Registration Rights Agreement, dated February 21, 2008
99.12	Direct Agreement, dated February 21, 2008
99.13	Supplemental Agreement, dated February 21, 2008
99.14	Options Registration Rights Agreement, dated February 21, 2008
99.15	Letter Agreement, dated February 21, 2008
99.16	Letter Agreement, dated February 5, 2008
99.17	Intercreditor Agreement, dated February 21, 2008
99.18	Powers of Attorney
99.19	Joint Filing Agreement

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D	Page 26 of 39

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Enrique Eskenazi	By: /s/ Mauro Renato José Dacomo
Mauro Renato José Dacomo
Sebastián Eskenazi	Attorney-in-Fact
By: /s/ Ignacio Cruz Morán
Matías Eskenazi Storey	Ignacio Cruz Morán
Attorney-in-Fact
Ezequiel Eskenazi Storey	February 28, 2008

PETERSEN ENERGIA PTY LTD.

By: Matías Eskenazi Storey
Title: Director

By: Claudio Cánepa
Title: Director

PETERSEN ENERGIA S.A.

By: Mauro Renato José Dacomo
Title: Consejero

By: Ignacio Cruz Morán
Title: Consejero

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D	Page 27 of 39

SCHEDULE I

THE ESKENAZI FAMILY

Coronel Díaz 2748, Piso 7, Buenos Aires, Argentina

All of the individuals listed below are citizens of Argentina.

Name	Principal Occupation
Enrique Eskenazi

Co-Chief Executive Officer, Marviol SRL; President of Petersen Inversiones S.A., Napelgrind S.A., Banco de San Juan S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A., Nuevo Banco de Entre Ríos S.A., Petersen Energía S.A. (Argentina), Petersen Energía S.A. (Spain), Fundación Banco de Santa Cruz S.A., Fundación Nuevo Banco de Santa Fe S.A., and Fundación Nuevo Banco de Entre Ríos S.A.; Vice president of Mantenimientos y Servicios S.A. and Santa Sylvia S.A.; Member of the board of directors of Petersen Thiele Y Cruz S.A., Estacionamientos Buenos Aires S.A., Petersen Energía S.A. (Spain), Petersen Energía Pty. Ltd. and Agro Franca S.A.

Sebastián Eskenazi

Co-Chief Executive Officer of Marviol S.R.L. and Petersen Energía S.A. (Spain); President of Arroyo Lindo S.A. and Red Link S.A.; Vice president of Petersen Inversiones S.A, Petersen Energía S.A. (Argentina), Petersen Thiele Y Cruz S.A., Mantenimientos y Servicios S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A. and Nuevo Banco de Entre Ríos S.A.; alternate member of the board of directors of Banco de San Juan S.A.; and member of the board of directors of Petersen Energía S.A. (Spain), Petersen Energía Pty. Ltd. and Petersen Inversiones S.A.

Matías Eskenazi Storey

Chief Executive Officer of Administradora San Juan S.R.L.; Co-Chief Executive Officer of Petersen Energía S.A. (Spain); President of Estacionamientos Buenos Aires S.A.; Vice president of Comercial Latino S.A. and Banco de Santa Cruz S.A.; alternate member of the board of directors of Mantenimientos y Servicios S.A., Banco de San Juan S.A. and Red Llink S.A.; and member of the board of directors of Petersen Energía S.A. (Spain), Petersen Energía Pty. Ltd., Petersen Inversiones S.A., Nuevo Banco de Santa Fe S.A., Nuevo Banco de Entre Ríos S.A. and Petersen Energía S.A. (Argentina)

Ezequiel Eskenazi Storey

Vice president of Agro Franca S.A.; alternate member of the board of directors of Los Boulevares S.A. and Petersen Inversiones S.A.; and member of the board of directors of Petersen Thiele Y Cruz S.A., Santa Sylvia S.A. and Agro Franca S.A.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D	Page 28 of 39

PETERSEN ENERGIA S.A.

Plaza Pablo Ruiz Picasso, 1, Torre Picasso, Planta 38, 28020 Madrid, Spain

All of the individuals listed below are citizens of Argentina.

Name and Position	Principal Occupation
Directors
Enrique Eskenazi – Director & President

Co-Chief Executive Officer, Marviol SRL; President of Petersen Inversiones S.A., Napelgrind S.A., Banco de San Juan S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A., Nuevo Banco de Entre Ríos S.A., Petersen Energía S.A. (Argentina), Petersen Energía S.A. (Spain), Fundación Banco de Santa Cruz S.A., Fundación Nuevo Banco de Santa Fe S.A., and Fundación Nuevo Banco de Entre Ríos S.A.; Vice president of Mantenimientos y Servicios S.A. and Santa Sylvia S.A.; Member of the board of directors of Petersen Thiele Y Cruz S.A., Estacionamientos Buenos Aires S.A., Petersen Energía S.A. (Spain), Petersen Energía Pty. Ltd. and Agro Franca S.A.

Sebastián Eskenazi – Director & Co-Chief Executive Officer

Co-Chief Executive Officer of Marviol S.R.L. and Petersen Energía S.A. (Spain); President of Arroyo Lindo S.A. and Red Link S.A.; Vice president of Petersen Inversiones S.A, Petersen Energía S.A. (Argentina), Petersen Thiele Y Cruz S.A., Mantenimientos y Servicios S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A. and Nuevo Banco de Entre Ríos S.A.; alternate member of the board of directors of Banco de San Juan S.A.; and member of the board of directors of Petersen Energía S.A. (Spain), Petersen Energía Pty. Ltd. and Petersen Inversiones S.A.

Mauro Renato José Dacomo – Director and Secretary

Partner of ABD Law Firm; President of Inwell S.A. and Los Boulevares S.A.; General counsel to Fundación Banco de Santa Cruz S.A., Fundación Nuevo Banco de Santa Fe S.A., and Fundación Nuevo Banco de Entre Ríos S.A.; alternate member of the board of directors of Petersen Energía S.A. (Argentina), Arroyo Lindo S.A. and Nuevo Banco de Santa Fe S.A.; and member of the board of directors of Inwell S.A. and Nuevo Banco de Entre Ríos S.A.,

Ignacio Cruz Morán – Director

Alternate member of the board of directors of Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A., and Red Link S.A.; and member of the board of directors of Banco de San Juan S.A., Nuevo Banco de Entre Ríos S.A. and ACH SA.

Executive Officers

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Matías Eskenazi Storey – Co-Chief Executive Officer

Chief Executive Officer of Administradora San Juan S.R.L.; Co-Chief Executive Officer of Petersen Energía S.A. (Spain); President of Estacionamientos Buenos Aires S.A.; Vice president of Comercial Latino S.A. and Banco de Santa Cruz S.A.; alternate member of the board of directors of Mantenimientos y Servicios S.A., Banco de San Juan S.A. and Red Llink S.A.; and member of the board of directors of Petersen Energía S.A. (Spain), Petersen Energía Pty. Ltd., Petersen Inversiones S.A, Nuevo Banco de Santa Fe S.A., Nuevo Banco de Entre Ríos S.A. and Petersen Energía S.A. (Argentina)

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D	Page 30 of 39

PETERSEN ENERGIA PTY LTD

Level 23, 525 Collins St., Melbourne, Australia

Except as noted below, all of the individuals listed below are citizens of Argentina.

Name and Position	Principal Occupation
Directors
Enrique Eskenazi – Director

Co-Chief Executive Officer, Marviol SRL; President of Petersen Inversiones S.A., Napelgrind S.A., Banco de San Juan S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A., Nuevo Banco de Entre Ríos S.A., Petersen Energía S.A. (Argentina), Petersen Energía S.A. (Spain), Fundación Banco de Santa Cruz S.A., Fundación Nuevo Banco de Santa Fe S.A., and Fundación Nuevo Banco de Entre Ríos S.A.; Vice president of Mantenimientos y Servicios S.A. and Santa Sylvia S.A.; Member of the board of directors of Petersen Thiele Y Cruz S.A., Estacionamientos Buenos Aires S.A., Petersen Energía S.A. (Spain), Petersen Energía Pty. Ltd. and Agro Franca S.A.

Sebastián Eskenazi – Director

Co-Chief Executive Officer of Marviol S.R.L. and Petersen Energía S.A. (Spain); President of Arroyo Lindo S.A. and Red Link S.A.; Vice president of Petersen Inversiones S.A, Petersen Energía S.A. (Argentina), Petersen Thiele Y Cruz S.A., Mantenimientos y Servicios S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A. and Nuevo Banco de Entre Ríos S.A.; alternate member of the board of directors of Banco de San Juan S.A.; and member of the board of directors of Petersen Energía S.A. (Spain), Petersen Energía Pty. Ltd. and Petersen Inversiones S.A.

Matías Eskenazi Storey – Director

Chief Executive Officer of Administradora San Juan S.R.L.; Co-Chief Executive Officer of Petersen Energía S.A. (Spain); President of Estacionamientos Buenos Aires S.A.; Vice president of Comercial Latino S.A. and Banco de Santa Cruz S.A.; alternate member of the board of directors of Mantenimientos y Servicios S.A., Banco de San Juan S.A. and Red Llink S.A.; and member of the board of directors of Petersen Energía S.A. (Spain), Petersen Energía Pty. Ltd., Petersen Inversiones S.A, Nuevo Banco de Santa Fe S.A., Nuevo Banco de Entre Ríos S.A. and Petersen Energía S.A. (Argentina)

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Claudio Adolfo Cánepa – Director

President of Comercial Latino S.A.; alternate member of the board of directors of Banco de San Juan S.A., Nuevo Banco de Santa Fe S.A. and Nuevo Banco de Entre Ríos S.A.; and member of the board of directors of Banco de Santa Cruz S.A. and Petersen Energía Pty. Ltd.

Roque Izzo – Director	Tax Manager for Pacific Hydro Pty. Ltd. and member of the board of directors of Petersen Energía Pty. Ltd.